April 18, 2013

Mr. John P. Nolan

Senior Assistant Chief Accountant

United States Securities and Exchange Commission

100 F. Street, N.E.

Washington, D.C. 20549

Re:	Old National Bancorp
Form 10-K for the Fiscal Year Ended December 31, 2012
Filed February 26, 2013
File No. 001-15817

Dear Mr. Nolan:

We have received and reviewed your letter dated April 17, 2013 relating to the above-referenced filing (“Form 10-K”) filed by Old National Bancorp on February 26, 2013. This is to confirm my April 18, 2013 phone conversation with Mr. Marc Thomas that Old National Bancorp plans to respond to each of the comments stated in your letter by May 15, 2013.

We look forward to resolving the above comments as soon as possible. If you require any additional information at this time, please call Joan Kissel, Corporate Controller, at (812) 465-7290, or Scott Evernham, Assistant General Counsel, at (812) 465-0109.

Sincerely,

By:	/s/ Christopher A. Wolking
Christopher A. Wolking
Senior Executive Vice President and Chief Financial Officer

Cc:	Marc Thomas, U.S. Securities and Exchange Commission
Robert G. Jones, Old National Bancorp